EXHIBIT 99.1

Brian K. Miller, P.E. 500 W. Texas Ave., Suite 815 Midland, TX 79701 432/682-0610

February 10, 2012

Texas Vanguard Oil Company
P. O. Box 202650
Austin, TX 78720

Subject:   Evaluation of Oil and Gas Reserves to the Interests of Texas Vanguard Oil Company In Certain Properties Located in Nebraska, New Mexico, Oklahoma, Texas and Wyoming.  Effective January 1, 2012, Pursuant to SEC Guidelines.  Project 11.1295.

Ladies and Gentlemen:

Brian K. Miller, P.E. (Miller) has completed an evaluation of proved developed producing oil and gas reserves to the interests of Texas Vanguard Oil Company (TVOC).  This evaluation was requested by Mr. William G. Watson.  This evaluation was based on available information provided by TVOC and obtained from public record sources.  Projections of reserves and future net revenue to the subject interests were based on operating conditions, economic parameters and market conditions considered applicable as of January 1, 2012.

TOTAL RESERVES

The following table presents a summary of the net reserves and cash flow, effective January 1, 2012.

Proved
Developed
Reserve Categoy	Producing

Net Oil Reserves, BBL	446,648
Net Gas Reserves, MCF	2,099,437
Net Equivalent Barrels (6:1)	796,554

Future Sales Revenue, $	55,474,870

Taxes:
Severance & Production, $	3,019,652
Ad Valorem, $	1,526,612

Operating Expenses, $	23,618,920

Capital Investment, $	0

Future Net Cash Flow, $	27,309,950

Future Cash Flow Disc. @ 10%, $	16,550,920

Texas Vanguard Oil Company
February 10, 2012

Detailed projections of oil and gas reserves and associated future net revenue are included in the tables following this report letter.  These tables include various data that describe the oil and gas reserve forecasts, economic parameters, and associated evaluation parameters such as interests, taxes, product prices, operating costs, and investments, as applicable.  Following these tables are graphs of production histories with associated reserves projections for each individual property.

Future net revenue is income to the evaluated interests after consideration of royalty payable to others, production (severance) and property taxes, operating expenses and investments, as applicable.  Future net revenue is presented in this evaluation on a before federal income tax basis and does not consider any encumbrances against the properties if such exist.  It was assumed there would be no significant delay between the date of oil and gas production and the receipt of the revenue.

This report includes only those costs and revenues considered to be directly attributable to the subject properties.  There could exist other revenues, overhead costs, or other costs associated with TVOC.  Such additional costs and revenues are outside the scope of this report.  This report is not a financial statement for TVOC and should not be used as the sole basis for any transaction concerning TVOC.  In this report, Miller expresses no opinion as to the fair market value of the evaluated interests.

Miller is an independent consulting petroleum engineer and does not own an interest in the evaluated properties or any interest in TVOC.  Miller’s compensation for the preparation of this report is not contingent upon or subject to the results of this evaluation.

Reserves were evaluated and classified according to the attached "Definitions of Oil and Gas Reserves" for evaluations prepared for disclosure to the Securities and Exchange Commission (SEC).

Miller utilized industry-accepted methods of engineering in preparing the projections of oil and gas reserves estimates included in this evaluation.  However, it should be noted that the estimates of oil and gas reserves carry an inherently high degree of risk due to the uncertainties in the interpretation and quality of the available historical data.

Miller reserves the right to revise the estimates and associated economics contained herein without notice based on any revisions to the data utilized or any subsequent event that would in the opinion of Miller, cause a material change in those estimates.  These estimates are being furnished with the understanding that revisions may be required in the future as a result of future performance, operational changes, and changes in product prices and taxes.

Current oil and gas production was obtained from the Railroad Commission of Texas (TRRC).  Furthermore, Miller utilized historical production data obtained from the TRRC and a standard information source considered reliable by the Oil and Gas Industry.  All the data was accepted as correct and utilized by Miller in the preparation of this report.  Miller expresses no opinion as to the validity of the above information used for the basis of this evaluation.

Miller did not perform on-site operational and environmental reviews of the individual properties in this evaluation.  These investigations were considered outside the scope of services requested.

Texas Vanguard Oil Company
February 10, 2012

PRICES AND COSTS

An oil price of $96.19 per barrel based on a New York Mercantile Exchange price (NYMEX) was utilized as the base oil price as of the effective date.  This base price represents the average of the closing price for light sweet crude oil traded on NYMEX on the first day of the month for each month in 2011.  If the first day of the month fell on a weekend or holiday, then the prior trading day closing price was used in the average.  The base oil price was adjusted for each evaluated property, and the adjustments came from average historical differentials between the actual prices received by each property and the average NYMEX prices for the month for months from December 2010 through November 2011.  Oil price data was provided by TVOC on the properties from December 2010 through November 2011.  The base oil price plus or minus the applicable price differential for each individual property was held constant through the economic life of the property.

A gas price of $4.16 per MMBTU of natural gas based on a New York Mercantile Exchange price (NYMEX) was utilized as the base gas price.  This base price represents the average of the closing price of natural gas traded on NYMEX on the first day of the month for each month in 2011.  If the first day of the month fell on a weekend or holiday, then the prior trading day closing price was used in the average.  The base gas price was adjusted for each evaluated property for BTU content, compression and treating, and contract terms, and the adjustments came from average historical ratios between the actual prices received by each property and the average NYMEX prices for the month for months from November 2010 through October 2011.  Gas price data was provided by TVOC on the properties from November 2010 through October 2011.  The base gas price multiplied by this ratio for each individual property was held constant through the economic life of the property.

TVOC provided Lease operating expenses (LOEs) for all of 2011 on the operated properties and the non-operated properties.  The lease operating expenses (LOEs) were adjusted for nonrecurring items and averaged for the months included.  LOEs include normal repairs and maintenance such as pulling jobs and chemicals.  LOEs were held constant for the economic life of the properties.

The evaluated interests also include royalty and overriding royalty interests.  These royalty interests are not subject to operating expenses.  However, economic lifetimes were calculated for each property by estimating abandonment rates for the evaluated properties.  Based on experience, the abandonment rates are representative of the wells in the field.

State production and ad valorem taxes were deducted at published rates as applicable.

PROPERTY REVIEW

This evaluation includes engineering projections of proved developed producing oil and gas reserves for 338 wells on 279 leases.  The estimated reserves are 56.1% oil based on barrels of oil equivalent and the estimated future net revenue is 74.6% oil based on future net sales.  The most valuable property, the Mittasch, Carol L. et al lease, accounts for 3.05% of the future net revenue discounted at 10%.  The Mittasch, Carol L. et al lease is located in the Serbin (Taylor) field in Lee County, Texas and is operated by Texas Vanguard Oil Company.  TVOC owns a 1.0 Working Interest (WI) and a 0.875 Net Revenue Interest (NRI) in the well.  The well began production in November 1986 and has cumulative production of 116,920 Bbl. of oil and 451,208 Mcf of gas through November 2011.  The lease exhibits a mature and stable decline trend, and remaining reserves were estimated based on extrapolation of that trend.  In addition, the remaining evaluated leases exhibit mature and stable decline trends and projections of oil and gas reserves were based on extrapolation of historical decline trends.

Of the 338 wells evaluated, 247 are operated by TVOC and represent 80.3% ($13,282.1M) of the future net revenue discounted at 10%.  The top 82 properties (113 wells) ranked by future net revenue discounted at 10% comprise 75.05% of the total future net revenue discounted at 10%.

Texas Vanguard Oil Company
February 10, 2012

It has been a pleasure in preparing this evaluation.  All information utilized in the preparation of this evaluation will be retained and is available for your review.

Yours very truly,

/s/ Brian K. Miller

BRIAN K. MILLER, P.E.

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